                                   ----------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               HOWELL CORPORATION
                                (Name of Issuer)

                                   ----------

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                   ----------

                                   443051 10 7
                                 (CUSIP Number)

                                LAURA J. MCMAHON
                           FULBRIGHT & JAWORSKI L.L.P.
                        1301 MCKINNEY STREET, SUITE 5100
                              HOUSTON, TEXAS 77010
                                  713-651-5658
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                   ----------

                               SEPTEMBER 26, 2002
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 64 Pages

CUSIP NO.: 443051 10 7

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
          1           NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION
                      NUMBER

                      EVELYN E. HOWELL
--------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3           SEC USE ONLY


--------------------------------------------------------------------------------
          4           SOURCE OF FUNDS

                      N/A
--------------------------------------------------------------------------------
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                      [ ]
--------------------------------------------------------------------------------
          6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      UNITED STATES

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

                                       1,236,634*

                          ------------------------------------------------------
         NUMBER OF               8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY                   53,845*
           OWNED
          BY EACH         ------------------------------------------------------
         REPORTING               9     SOLE DISPOSITIVE POWER
           PERSON
            WITH                       1,326,416*(1)

                          ------------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       53,845*

--------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      2,104,809*(1)

--------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES

                      [ ]
--------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      30.9%*(1)

--------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      IN

--------------------------------------------------------------------------------

         * See Item 5 herein.



                               Page 2 of 64 Pages

CUSIP NO.: 443051 10 7

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
          1           NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION
                      NUMBER

                      DAVID LAWRENCE HOWELL
--------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3           SEC USE ONLY


--------------------------------------------------------------------------------
          4           SOURCE OF FUNDS

                      N/A
--------------------------------------------------------------------------------
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                      [ ]
--------------------------------------------------------------------------------
          6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      UNITED STATES

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

                                       13,113*

                          ------------------------------------------------------
         NUMBER OF               8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY                   205,064*
           OWNED
          BY EACH         ------------------------------------------------------
         REPORTING               9     SOLE DISPOSITIVE POWER
           PERSON
            WITH                       13,113*

                          ------------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       205,064*

--------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      2,104,809*(1)

--------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES

                      [ ]
--------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      30.9%*(1)

--------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      IN

--------------------------------------------------------------------------------

         * See Item 5 herein.



                               Page 3 of 64 Pages

CUSIP NO.: 443051 10 7

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
          1           NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION
                      NUMBER

                      STEVEN KENDRICK HOWELL
--------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3           SEC USE ONLY


--------------------------------------------------------------------------------
          4           SOURCE OF FUNDS

                      N/A
--------------------------------------------------------------------------------
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                      [ ]
--------------------------------------------------------------------------------
          6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      UNITED STATES

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

                                       12,300*

                          ------------------------------------------------------
         NUMBER OF               8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY                   140,723*
           OWNED
          BY EACH         ------------------------------------------------------
         REPORTING               9     SOLE DISPOSITIVE POWER
           PERSON
            WITH                       12,300*

                          ------------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       140,723*

--------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      2,104,809*(1)

--------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES

                      [ ]
--------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      30.9%*(1)

--------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      IN

--------------------------------------------------------------------------------

         * See Item 5 herein.



                               Page 4 of 64 Pages

CUSIP NO.: 443051 10 7

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
          1           NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION
                      NUMBER

                      DOUGLAS WARREN HOWELL
--------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3           SEC USE ONLY


--------------------------------------------------------------------------------
          4           SOURCE OF FUNDS

                      N/A
--------------------------------------------------------------------------------
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                      [ ]
--------------------------------------------------------------------------------
          6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      UNITED STATES

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

                                       0

                          ------------------------------------------------------
         NUMBER OF               8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY                   157,203*
           OWNED
          BY EACH         ------------------------------------------------------
         REPORTING               9     SOLE DISPOSITIVE POWER
           PERSON
            WITH                       0

                          ------------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       157,203*

--------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      2,104,809*(1)

--------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES

                      [ ]
--------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      30.9%*(1)

--------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      IN

--------------------------------------------------------------------------------

         * See Item 5 herein.



                               Page 5 of 64 Pages

CUSIP NO.: 443051 10 7

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
          1           NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION
                      NUMBER

                      BRADLEY NEILSON HOWELL
--------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3           SEC USE ONLY


--------------------------------------------------------------------------------
          4           SOURCE OF FUNDS

                      N/A
--------------------------------------------------------------------------------
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                      [ ]
--------------------------------------------------------------------------------
          6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      UNITED STATES

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

                                       168,416*

                          ------------------------------------------------------
         NUMBER OF               8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY                   239,965*
           OWNED
          BY EACH         ------------------------------------------------------
         REPORTING               9     SOLE DISPOSITIVE POWER
           PERSON
            WITH                       168,416*

                          ------------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       239,965*

--------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      2,104,809*(1)

--------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES

                      [ ]
--------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      30.9%*(1)

--------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      IN

--------------------------------------------------------------------------------

         * See Item 5 herein.



                               Page 6 of 64 Pages

CUSIP NO.: 443051 10 7

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
          1           NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION
                      NUMBER

                      THE DAVID LAWRENCE HOWELL 1975 TRUST
--------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3           SEC USE ONLY


--------------------------------------------------------------------------------
          4           SOURCE OF FUNDS

                      N/A
--------------------------------------------------------------------------------
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                      [ ]
--------------------------------------------------------------------------------
          6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      UNITED STATES

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

                                       0

                          ------------------------------------------------------
         NUMBER OF               8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY                   151,219*
           OWNED
          BY EACH         ------------------------------------------------------
         REPORTING               9     SOLE DISPOSITIVE POWER
           PERSON
            WITH                       0

                          ------------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       151,219*

--------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      2,104,809*(1)

--------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES

                      [ ]
--------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      30.9%*(1)

--------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      OO

--------------------------------------------------------------------------------

         * See Item 5 herein.



                               Page 7 of 64 Pages

CUSIP NO.: 443051 10 7

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
          1           NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION
                      NUMBER

                      THE STEVEN KENDRICK HOWELL 1975 TRUST
--------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3           SEC USE ONLY


--------------------------------------------------------------------------------
          4           SOURCE OF FUNDS

                      N/A
--------------------------------------------------------------------------------
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                      [ ]
--------------------------------------------------------------------------------
          6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      UNITED STATES

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

                                       0

                          ------------------------------------------------------
         NUMBER OF               8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY                   86,785*
           OWNED
          BY EACH         ------------------------------------------------------
         REPORTING               9     SOLE DISPOSITIVE POWER
           PERSON
            WITH                       0

                          ------------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       86,785*

--------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      2,104,809*(1)

--------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES

                      [ ]
--------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      30.9%*(1)

--------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      OO

--------------------------------------------------------------------------------

         * See Item 5 herein.



                               Page 8 of 64 Pages

CUSIP NO.: 443051 10 7

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
          1           NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION
                      NUMBER

                      THE DOUGLAS WARREN HOWELL 1975 TRUST
--------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3           SEC USE ONLY


--------------------------------------------------------------------------------
          4           SOURCE OF FUNDS

                      N/A
--------------------------------------------------------------------------------
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                      [ ]
--------------------------------------------------------------------------------
          6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      UNITED STATES

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

                                       0

                          ------------------------------------------------------
         NUMBER OF               8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY                   103,358*
           OWNED
          BY EACH         ------------------------------------------------------
         REPORTING               9     SOLE DISPOSITIVE POWER
           PERSON
            WITH                       0

                          ------------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       103,358*

--------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      2,104,809*(1)

--------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES

                      [ ]
--------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      30.9%*(1)

--------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      OO

--------------------------------------------------------------------------------

         * See Item 5 herein.



                               Page 9 of 64 Pages

CUSIP NO.: 443051 10 7

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
          1           NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION
                      NUMBER

                      THE BRADLEY NEILSON HOWELL 1975 TRUST
--------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3           SEC USE ONLY


--------------------------------------------------------------------------------
          4           SOURCE OF FUNDS

                      N/A
--------------------------------------------------------------------------------
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                      [ ]
--------------------------------------------------------------------------------
          6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      UNITED STATES

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

                                       0

                          ------------------------------------------------------
         NUMBER OF               8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY                   168,850*
           OWNED
          BY EACH         ------------------------------------------------------
         REPORTING               9     SOLE DISPOSITIVE POWER
           PERSON
            WITH                       0

                          ------------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       168,850*

--------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      2,104,809*(1)

--------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES

                      [ ]
--------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      30.9%*(1)

--------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      OO

--------------------------------------------------------------------------------

         * See Item 5 herein.



                              Page 10 of 64 Pages

CUSIP NO.: 443051 10 7

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
          1           NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION
                      NUMBER

                      THOMAS M. WRIGHT
--------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3           SEC USE ONLY


--------------------------------------------------------------------------------
          4           SOURCE OF FUNDS

                      N/A
--------------------------------------------------------------------------------
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                      [ ]
--------------------------------------------------------------------------------
          6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      UNITED STATES

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

                                       3,144

                          ------------------------------------------------------
         NUMBER OF               8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY                   564,057*
           OWNED
          BY EACH         ------------------------------------------------------
         REPORTING               9     SOLE DISPOSITIVE POWER
           PERSON
            WITH                       3,144

                          ------------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       564,057*

--------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      2,104,809*(1)

--------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES

                      [ ]
--------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      30.9%*(1)

--------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      OO

--------------------------------------------------------------------------------

         * See Item 5 herein.



                              Page 11 of 64 Pages

CUSIP NO.: 443051 10 7

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
          1           NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION
                      NUMBER

                      HOWELL FOUNDATION
--------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3           SEC USE ONLY


--------------------------------------------------------------------------------
          4           SOURCE OF FUNDS

                      N/A
--------------------------------------------------------------------------------
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                      [ ]
--------------------------------------------------------------------------------
          6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      UNITED STATES

--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

                                       0

                          ------------------------------------------------------
         NUMBER OF               8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY                   53,845*
           OWNED
          BY EACH         ------------------------------------------------------
         REPORTING               9     SOLE DISPOSITIVE POWER
           PERSON
            WITH                       0

                          ------------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       53,845*

--------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      2,104,809*(1)

--------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES

                      [ ]
--------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      30.9%*(1)

--------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      OO

--------------------------------------------------------------------------------

         * See Item 5 herein.



                              Page 12 of 64 Pages

                            STATEMENT ON SCHEDULE 13D

         This Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed by Evelyn E. Howell ("E. E. Howell"), David Lawrence Howell ("D. L. Howell"), Steven Kendrick Howell ("S. K. Howell"), Douglas Warren Howell ("D. W. Howell"), Bradley Neilson Howell ("B. N. Howell"), The David Lawrence Howell 1975 Trust (the "D. L. Howell Trust"), The Steven Kendrick Howell 1975 Trust (the "S. K. Howell Trust"), The Douglas Warren Howell 1975 Trust (the "D. W. Howell Trust"), The Bradley Neilson Howell 1975 Trust (the "B. N. Howell Trust"), Thomas M. Wright ("Wright") and the Howell Foundation, a non-profit charitable trust (the "Howell Foundation") (each, a "Reporting Person," and collectively, the "Reporting Persons"), amends Amendment No. 1 to Schedule 13D filed by E. E. Howell on May 1, 2002 ("Amendment No. 1"), which amended the Schedule 13D filed by E. E. Howell on December 19, 2001. All capitalized terms used herein but not otherwise defined herein shall have the meanings given to them in Amendment No.
1. All information herein with respect to Howell Corporation, a Delaware corporation (the "Issuer"), is to the best knowledge and belief of the Reporting Persons.

ITEM 1. SECURITY AND ISSUER.

         No change since Amendment No. 1 was filed on May 1, 2002 ("No Change").

ITEM 2. IDENTITY AND BACKGROUND.

         The following amends and restates Item 2 from Amendment No. 1 in its entirety:

         This Amendment No. 2 is filed by the Reporting Persons, and the Reporting Persons are acting together as a group (the "Group").

         E. E. Howell is the widow of Mr. Paul N. Howell (the "Decedent"), who prior to his death on August 31, 2001 was a stockholder and director of the Issuer. E. E. Howell is a Co-Trustee of the Howell Foundation.

         D. L. Howell is the son of E. E. Howell and the Decedent. He is an owner of, and managing broker with, McEnearney Associates, a residential brokerage firm with a business address of 1320 Old Chainbridge Road, McLean, Virginia 22101.

         S. K. Howell is the son of E. E. Howell and the Decedent. He is an investment consultant with a business address of 1836 Norfolk Street, Houston, Texas 77098.

         D. W. Howell is the son of E. E. Howell and the Decedent. He is a realtor with a business address of 16350 Blanco Road, Suite 110, San Antonio, Texas 78232.

         B. N. Howell is the son of E. E. Howell and the Decedent. He is the sole shareholder and chief executive officer of Lodestar Logistics Corporation, a third-party rail logistics firm with a business address of 1500 Howell Corporation Building, 1111 Fannin, Houston, Texas 77002.

         The D. L. Howell Trust, the S. K. Howell Trust, the D. W. Howell Trust and the B. N. Howell Trust are trusts created by E. E. Howell and the Decedent under the laws of the State of Texas (each, a "Trust," and collectively, the "Trusts"). The business address of each Trust is 1400 Post Oak Boulevard, Suite 900, Houston, Texas 77056. D. L. Howell is a Co-Trustee of the D. L. Howell Trust, S. K. Howell is a Co-Trustee of the S. K. Howell Trust, D. W. Howell is a Co-Trustee of the D. W. Howell Trust and B. N. Howell is a Co-Trustee of the B.
N. Howell Trust.



                              Page 13 of 64 Pages

         Wright is a Co-Trustee of each of the four Trusts and the Howell Foundation. He is a practicing certified public accountant employed by, and a shareholder of, Margolis, Phipps & Wright, P.C., whose business address is 1400 Post Oak Boulevard, Suite 900, Houston, Texas 77056.

         The Howell Foundation is a non-profit charitable trust created under the laws of the State of Texas by E. E. Howell and the Decedent for the purpose of charitable giving. The Howell Foundation's business address is 3711 San Felipe, Suite 15F, Houston, Texas 77027. E. E. Howell, D. L. Howell, S. K. Howell, D. W. Howell, B. N. Howell and Wright are Co-Trustees of the Howell Foundation.

         During the last five years, none of the Reporting Persons has been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

         Each Reporting Person that is a natural person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No Change, except for the following:

         E. E. Howell and the Decedent gifted shares of the Common Stock to the four Trusts in connection with their creation, and to D. L. Howell, S. K. Howell, D. W. Howell, B. N. Howell and the Howell Foundation. Each of the four Trusts, D. L. Howell, S. K. Howell, D. W. Howell and B. N. Howell has acquired or disposed of shares of the Common Stock from time to time in open-market or private transactions. The four Trusts, D. L. Howell, S. K. Howell, B. N. Howell and the Howell Foundation acquired shares of the Common Stock pursuant to stock dividends paid in March 2001 and March 2002 by the Issuer to all the holders of Common Stock, and no consideration was paid by such recipients in connection therewith.

ITEM 4. PURPOSE OF THE TRANSACTION.

         No Change, except that the Issuer entered into an Agreement and Plan of Merger, dated September 29, 2002 (the "Merger Agreement"), that provides for, among other things, a merger (the "Merger") between the Issuer and a wholly owned subsidiary ("Merger Sub") of Anadarko Petroleum Corporation, a Delaware corporation ("Anadarko"), in which all of the outstanding shares of Common Stock will be converted into the right to receive in cash $20.75 per share.

         As an inducement to Anadarko to enter into the Merger Agreement, each of the Reporting Persons entered into a Support/Voting Agreement with Anadarko, dated September 26, 2002 (each, a "Voting Agreement"). The Voting Agreement sets forth certain representations, warranties, covenants and agreements of the Reporting Person in respect of the shares of the capital stock of the Issuer of which the Reporting Person or its affiliates (as defined under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), is the record or beneficial owner (collectively, the "Shares"). The following description summarizes certain provisions of the Voting Agreement; however, such summary is qualified in its entirety by the Voting Agreements attached hereto as Exhibits 2-7:

         1. During the term of the Voting Agreement, the Reporting Person will not, and will not permit any company, trust or other entity controlled by the Reporting Person to, contract to sell, sell or otherwise transfer or dispose of any of the Shares or any interest therein or securities convertible thereinto or any voting rights with respect thereto, other than (a) pursuant to the Merger or
(b) with Anadarko's prior written consent.



                              Page 14 of 64 Pages

         2. The Reporting Person will, and will cause any company, trust or other entity controlled by the Reporting Person to, cooperate fully with Anadarko in connection with the Merger Agreement and the transactions contemplated thereby. The Reporting Person will not, and will not permit any such company, trust or other entity to, solicit, initiate, encourage or facilitate, or furnish or disclose nonpublic information in furtherance of, any inquiries or the making of any proposal with respect to any recapitalization, merger, consolidation or other business combination involving the Issuer, or acquisition of any capital stock (other than upon exercise of the Issuer's options that are outstanding as of the date of the Voting Agreement) or a material amount of the assets of the Issuer and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or any acquisition by the Issuer of any material assets or capital stock of any other person, or any combination of the foregoing (a "Competing Transaction"), or negotiate, explore or otherwise engage in discussions with any person (other than Anadarko, the Merger Sub, or their respective directors, officers, employees, agents and representatives) with respect to any Competing Transaction, or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement or to otherwise assist in the effectuation of any Competing Transaction, subject to certain exceptions.

         3. All of the Shares beneficially owned by the Reporting Person, or over which the Reporting Person has voting power or control, directly or indirectly (including any Shares of the Issuer acquired after the date of the Voting Agreement), at the record date for any meeting of stockholders of the Issuer called to consider and vote to adopt the Merger and the Merger Agreement and/or the transactions contemplated thereby, will be present at such meeting in person or by proxy and will be voted by the Reporting Person in favor thereof. The Reporting Person will not vote such Shares in favor of any Competing Transaction.

         4. At the request of Anadarko, the Reporting Person will execute an irrevocable proxy (in the form of Annex A attached to the Voting Agreements attached hereto) to cause all of the shares of capital stock of the Issuer that the Reporting Person would be entitled to vote if personally present to be counted as present at any meeting of the Issuer's stockholders called to consider and vote to adopt the Merger and the Merger Agreement and/or the transactions contemplated thereby; and to vote such shares in favor of the Merger and the Merger Agreement and the transactions contemplated thereby. The Reporting Person will not revoke such proxy prior to the termination of the Voting Agreement.

         5. In the event (a) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of the Issuer or any subsidiary of the Issuer on, of or affecting the Shares of such Reporting Person, (b) such Reporting Person purchases or otherwise acquires beneficial ownership of any shares of capital stock of the Issuer or any subsidiary of the Issuer after the execution of this Voting Agreement (including by conversion or the exercise of any stock option), or (c) such Reporting Person voluntarily acquires the right to vote or share in the voting of any shares of capital stock of the Issuer or any subsidiary of the Issuer other than the Shares (collectively, the "New Shares"), such Reporting Person shall deliver promptly to Anadarko, upon request, an irrevocable proxy substantially similar to the proxy described in the immediately preceding paragraph 4 with respect to such New Shares. The Reporting Person also agrees that any New Shares acquired or purchased by the Reporting Person shall be subject to the terms of the Voting Agreement and shall constitute Shares to the same extent as if they were owned by such Reporting Person on the date of the Voting Agreement.

         6. The Voting Agreement may be terminated at the option of the Reporting Person or Anadarko at any time after the earliest of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time (as defined in the Merger Agreement) and (c) the date twelve months from the date of the Voting Agreement. The Voting Agreement may be terminated by the Reporting Person at any time after the execution of any amendment to the Merger Agreement made without the consent of the Reporting Person that (x) provides for a reduction in the amount of the Merger Consideration (as defined in the Merger Agreement), or (y) changes the form of payment of the Merger Consideration (as defined in the Merger Agreement).



                              Page 15 of 64 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         According to the Issuer's quarterly report filed on Form 10-Q for the quarterly period ended June 30, 2002, 6,723,720 shares of the Common Stock were outstanding as of July 26, 2002.

         E. E. Howell holds directly and has sole voting power over 1,236,634 shares of the Common Stock. She has sole dispositive power over 1,326,416 shares of the Common Stock, including 89,782 shares of the Common Stock issuable upon exercise of options. As a Co-Trustee of the Howell Foundation, she shares voting and dispositive power over 53,845 shares of the Common Stock held directly by the Howell Foundation. She owns beneficially 20.3% of the Common Stock (calculated in accordance with Rule 13d-3 of the Exchange Act, excluding shares that she owns beneficially solely because of the formation of the Group.

         D. L. Howell holds directly and has sole voting and dispositive power over 13,113 shares of the Common Stock. He has shared voting and dispositive power over 205,064 shares of the Common Stock, of which he owns beneficially (i) 151,219 shares as a Co-Trustee of the D. L. Howell Trust and (ii) 53,845 shares as a Co-Trustee of the Howell Foundation. He owns beneficially 3.2% of the Common Stock (calculated in accordance with Rule 13d-3 of the Exchange Act), excluding shares that he owns beneficially solely because of the formation of the Group.

         S. K. Howell holds directly and has sole voting and dispositive power over 12,300 shares of the Common Stock. He has shared voting and dispositive power over 140,723 shares of the Common Stock, of which he owns, or may be deemed to own, beneficially (i) 86,785 shares as a Co-Trustee of the S. K. Howell Trust, (ii) 53,845 shares as a Co-Trustee of the Howell Foundation and
(iii) 93 shares held directly by his wife. He owns beneficially 2.3% of the Common Stock (calculated in accordance with Rule 13d-3 of the Exchange Act), excluding shares that he owns beneficially solely because of the formation of the Group.

         D. W. Howell does not have sole voting or dispositive power over any shares of the Common Stock. He has shared voting and dispositive power over 157,203 shares of the Common Stock, of which he owns beneficially (i) 103,358 shares as a Co-Trustee of the D. W. Howell Trust and (ii) 53,845 shares as a Co-Trustee of the Howell Foundation. He owns beneficially 2.3% of the Common Stock (calculated in accordance with Rule 13d-3 of the Exchange Act), excluding shares that he owns beneficially solely because of the formation of the Group.

         B. N. Howell holds directly and has sole voting and dispositive power over 128,007 shares of the Common Stock. He has sole voting and dispositive power over 40,409 shares of the Common Stock held directly by his children. He has shared voting and dispositive power over 239,965 shares of the Common Stock, of which he owns, or may be deemed to own, beneficially (i) 168,850 shares as a Co-Trustee of the B. N. Howell Trust, (ii) 53,845 shares as a Co-Trustee of the Howell Foundation and (iii) 17,270 shares held directly by his wife. He owns beneficially 6.1% of the Common Stock (calculated in accordance with Rule 13d-3 of the Exchange Act), excluding shares that he owns beneficially solely because of the formation of the Group.

         The D. L. Howell Trust does not have sole voting or dispositive power over any shares of the Common Stock. It holds directly and has shared voting and dispositive power over 151,219 shares of the Common Stock. It owns beneficially 2.2% of the Common Stock (calculated in accordance with Rule 13d-3 of the Exchange Act), excluding shares that it owns beneficially solely because of the formation of the Group.

         The S.K. Howell Trust does not have sole voting or dispositive power over any shares of the Common Stock. It holds directly and has shared voting and dispositive power over 86,785 shares of the



                              Page 16 of 64 Pages

Common Stock. It owns beneficially 1.3% of the Common Stock (calculated in accordance with Rule 13d-3 of the Exchange Act), excluding shares that it owns beneficially solely because of the formation of the Group.

         The D. W. Howell Trust does not have sole voting or dispositive power over any shares of the Common Stock. It holds directly and has shared voting and dispositive power over 103,358 shares of the Common Stock. It owns beneficially 1.5% of the Common Stock (calculated in accordance with Rule 13d-3 of the Exchange Act), excluding shares that it owns beneficially solely because of the formation of the Group.

         The B.N. Howell Trust does not have sole voting or dispositive power over any shares of the Common Stock. It holds directly and has shared voting and dispositive power over 168,850 shares of the Common Stock. It owns beneficially 2.5% of the Common Stock (calculated in accordance with Rule 13d-3 of the Exchange Act), excluding shares that it owns beneficially solely because of the formation of the Group.

         Wright has sole voting or dispositive power over 3,144 shares of the Common Stock as a Trustee of each of the three trusts created by B. N. Howell and his wife for their children. He has shared voting and shared dispositive power over 564,057 shares of the Common Stock of which he owns beneficially (i) 151,219 shares as a Co-Trustee of the D. L. Howell Trust, (ii) 86,785 shares as a Co-Trustee of the S. K. Howell Trust, (iii) 103,358 shares as a Co-Trustee of the D.W. Howell Trust, (iv) 168,850 shares as a Co-Trustee of the B.N. Howell Trust and (v) 53,845 shares as a Co-Trustee of the Howell Foundation. He owns beneficially 8.4% of the Common Stock (calculated in accordance with Rule 13d-3 of the Exchange Act), excluding shares that he owns beneficially solely because of the formation of the Group.

         The Howell Foundation does not have sole voting or dispositive power over any shares of the Common Stock. It holds directly and has shared voting and dispositive power over 53,845 shares of the Common Stock. It owns beneficially 0.8% of the Common Stock (calculated in accordance with Rule 13d-3 of the Exchange Act), excluding shares that it owns beneficially solely because of the formation of the Group.

         The Group owns beneficially 2,104,809 shares of the Common Stock, or 30.9% of the outstanding shares of the Common Stock of the Issuer (calculated in accordance with Rule 13d-3 of the Exchange Act).

         Since filing Amendment No. 1, and other than as disclosed herein, the Reporting Persons have not consummated any transactions in the Common Stock, except that (i) on each of May 23, 2002 and June 5, 2002, E. E. Howell gifted to charitable organizations 4,500 shares of the Common Stock held directly by her, and (ii) on May 21, 2002, the D. L. Howell Trust sold 900 shares of the Common Stock in an open-market transaction.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No Change, except as follows:

         See the response to Item 4 above for a summary description of the Voting Agreements, including the form of irrevocable appointment of proxy, attached hereto as Exhibits 2-7.



                              Page 17 of 64 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits to this Amendment No. 2 are filed herewith:

Exhibit 1.        Joint Filing undertaking as required by Rule 13d-1(k).

Exhibit 2. Support/Voting Agreement by David Lawrence Howell, Individually and as Co-Trustee of The David Lawrence Howell 1975 Trust, dated September 26, 2002.

Exhibit 3. Support/Voting Agreement by Steven Kendrick Howell, Individually and as Co-Trustee of The Steven Kendrick Howell 1975 Trust, dated September 26, 2002.

Exhibit 4. Support/Voting Agreement by Douglas Warren Howell, Individually and as Co-Trustee of The Douglas Warren Howell 1975 Trust, dated September 26, 2002.

Exhibit 5. Support/Voting Agreement by Bradley Neilson Howell, Individually and as Co-Trustee of The Bradley Neilson Howell 1975 Trust, dated September 26, 2002.

Exhibit 6. Support/Voting Agreement by Thomas M. Wright, as Co-Trustee of the David Lawrence Howell 1975 Trust, The Steven Kendrick Howell 1975 Trust, The Douglas Warren Howell 1975 Trust and The Bradley Neilson Howell 1975 Trust, each dated September 26, 2002.

Exhibit 7.        Support/Voting Agreement by Evelyn E. Howell, dated September
                  26, 2002.

----------

(1) Includes 89,782 shares of Common Stock issuable upon exercise of options held by E. E. Howell.



                              Page 18 of 64 Pages

                                   SIGNATURES


         Each party, after reasonable inquiry and to the best of his, her or its knowledge and belief, hereby certifies that the information set forth in this statement is true, complete and correct.



Dated:  October 14, 2002.                     /s/ Evelyn E. Howell
                                       -----------------------------------------
                                       Evelyn E. Howell

Dated:  October 14, 2002.                     /s/ David Lawrence Howell
                                       -----------------------------------------
                                       David Lawrence Howell

Dated:  October 15, 2002.                     /s/ Steven Kendrick Howell
                                       -----------------------------------------
                                       Steven Kendrick Howell

Dated:  October 15, 2002.                     /s/ Douglas Warren Howell
                                       -----------------------------------------
                                       Douglas Warren Howell

Dated:  October 14, 2002.                     /s/ Bradley Neilson Howell
                                       -----------------------------------------
                                       Bradley Neilson Howell

Dated:  October 14, 2002.              THE DAVID LAWRENCE HOWELL 1975 TRUST


                                       By:      /s/ David Lawrence Howell
                                          --------------------------------------
                                          David Lawrence Howell, Co-Trustee

                                       By:      /s/ Thomas M. Wright
                                          --------------------------------------
                                          Thomas M. Wright, Co-Trustee

Dated:  October 15, 2002.              THE STEVEN KENDRICK HOWELL 1975 TRUST


                                       By:      /s/ Steven Kendrick Howell
                                          --------------------------------------
                                          Steven Kendrick Howell, Co-Trustee

                                       By:      /s/ Thomas M. Wright
                                          --------------------------------------
                                          Thomas M. Wright, Co-Trustee

Dated:  October 14, 2002.              THE DOUGLAS WARREN HOWELL 1975 TRUST


                                       By:      /s/ Douglas Warren Howell
                                          --------------------------------------
                                          Douglas Warren Howell, Co-Trustee

                                       By:      /s/ Thomas M. Wright
                                          --------------------------------------
                                          Thomas M. Wright, Co-Trustee



                              Page 19 of 64 Pages

Dated:  October 14, 2002.              THE BRADLEY NEILSON HOWELL 1975 TRUST


                                       By:      /s/ Bradley Neilson Howell
                                          --------------------------------------
                                          Bradley Neilson Howell, Co-Trustee

                                       By:      /s/ Thomas M. Wright
                                          --------------------------------------
                                          Thomas M. Wright, Co-Trustee

Dated:  October 14, 2002.                       /s/ Thomas M. Wright
                                       -----------------------------------------
                                       Thomas M. Wright, as
                                       Co-Trustee of The David Lawrence Howell
                                       1975 Trust
                                       Co-Trustee of The Steven Kendrick Howell
                                       1975 Trust
                                       Co-Trustee of The Douglas Warren Howell
                                       1975 Trust
                                       Co-Trustee of The Bradley Neilson Howell
                                       1975 Trust

Dated:  October 14, 2002.              HOWELL FOUNDATION


                                       By:      /s/ Evelyn E. Howell
                                          --------------------------------------
                                          Evelyn E. Howell, Co-Trustee



                              Page 20 of 64 Pages

                                 EXHIBIT INDEX


Exhibit No.                      Description
-----------                      -----------

Exhibit 1.        Joint Filing undertaking as required by Rule 13d-1(k).

Exhibit 2. Support/Voting Agreement by David Lawrence Howell, Individually and as Co-Trustee of The David Lawrence Howell 1975 Trust, dated September 26, 2002.

Exhibit 3. Support/Voting Agreement by Steven Kendrick Howell, Individually and as Co-Trustee of The Steven Kendrick Howell 1975 Trust, dated September 26, 2002.

Exhibit 4. Support/Voting Agreement by Douglas Warren Howell, Individually and as Co-Trustee of The Douglas Warren Howell 1975 Trust, dated September 26, 2002.

Exhibit 5. Support/Voting Agreement by Bradley Neilson Howell, Individually and as Co-Trustee of The Bradley Neilson Howell 1975 Trust, dated September 26, 2002.

Exhibit 6. Support/Voting Agreement by Thomas M. Wright, as Co-Trustee of the David Lawrence Howell 1975 Trust, The Steven Kendrick Howell 1975 Trust, The Douglas Warren Howell 1975 Trust and The Bradley Neilson Howell 1975 Trust, each dated September 26, 2002.

Exhibit 7.        Support/Voting Agreement by Evelyn E. Howell, dated September
                  26, 2002.